UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Longeveron Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

54303L104

(CUSIP Number)

Donald M. Soffer

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

Copies to:

Paul Lehr

Longeveron Inc.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54303L104

(1)	Names of Reporting Persons DS MED LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) [1]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,772,902[2]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,772,902[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,772,902
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.6%[3]
(14)	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by DS MED LLC (“DS MED”) and Donald M. Soffer (collectively with DS MED, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Represents shares of Class B common stock held of record by DS MED. Each share of Class B common stock is convertible into a share of Class A common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into Class A common stock under certain circumstances. Holders of Class B common stock are entitled to five votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Longeveron Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-252234).

(3)

Based on 18,706,911 shares of Class A common stock and Class B common stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 399,000 shares of Class A common stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Longeveron Inc. (No. 333-252234) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on February 12, 2021.

CUSIP No. 54303L104

(1)	Names of Reporting Persons Donald M. Soffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) [1]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 100,000
	(8)	Shared Voting Power 7,772,902[2]
	(9)	Sole Dispositive Power 100,000
	(10)	Shared Dispositive Power 7,772,902[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,872,902
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 42.1%[3]
(14)	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by DS MED LLC (“DS MED”) and Donald M. Soffer (collectively with DS MED, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Represents shares of Class B common stock held of record by DS MED. Each share of Class B common stock is convertible into a share of Class A common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into Class A common stock under certain circumstances. Holders of Class B common stock are entitled to five votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Longeveron Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-252234).

(3)

Based on 18,706,911 shares of Class A common stock and Class B common stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 399,000 shares of Class A common stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Longeveron Inc. (No. 333-252234) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on February 12, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of Class A common stock, $0.001 par value per share (the “Class A Common Stock”), of Longeveron Inc., a Delaware corporation (the “Issuer”). The address and principal office of the Issuer is 1951 NW 7th Avenue, Suite 520, Miami, Florida 33136.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by DS MED LLC (“DS MED”) and Donald M. Soffer (collectively with DS MED, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule.

(b), (c) DS MED is a Delaware limited liability company created for investment purposes, and Mr. Soffer is a real estate developer residing in the State of Florida. The address of the Reporting Persons and the Issuers is 1951 NW 7th Avenue, Suite 520, Miami, Florida 33136. Mr. Soffer serves on the Issuer’s Board of Directors and a co-founder of the Issuer.

(d), (e) During the past five years, neither of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Soffer is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Soffer purchased 100,000 shares of Class A Common Stock in the Issuer’s initial public offering on February 17, 2021 using personal funds.

The 7,772,902 shares of the Issuer’s Class B common stock, $0.001 par value per share (the “Class B Common Stock”) held of record by DS MED were acquired from the Issuer as a part of the Issuer’s conversion from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering, in exchange for Series B Common Units of the Issuer previously held by DS MED. The Series B Common Units previously held by DS MED were issued to DS MED in exchange for a capital contribution totaling $25.0 million in connection with the Issuer’s original formation.

Item 4. Purpose of the Transaction

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

The Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Based on such review, the Reporting Persons may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Mr. Soffer is the record owner of and has sole voting and dispositive power over 100,000 shares of Class A Common Stock (3.3% of the outstanding Class A Common Stock). In addition, Mr. Soffer is the sole manager and owner of approximately 89% of the outstanding membership interests of DS MED, and therefore controls the voting and dispositive decisions of DS MED and may be deemed to beneficially own the shares of Class B Common Stock owned by DS MED by virtue of his status as a controlling person of DS MED. Mr. Soffer also therefore has shared voting and dispositive power over the 7,772,902 shares of Class B Common Stock owned by DS MED, which are convertible into shares of Class A Common Stock. The Class A Common Stock and Class B Common Stock over which the reporting persons have sole or shared voting and dispositive power represent 42.1% of the total shares of Class A Common Stock and Class B Common Stock outstanding.

The above calculations are based upon 3,004,077 shares of Class A Common Stock issued and outstanding, which excludes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 399,000 shares of Class A Common Stock of the Issuer, and 15,702,834 shares of Class B Common Stock issued and outstanding, as set forth in the prospectus (the “Prospectus”) of Longeveron Inc. (No. 333-25223) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on February 12, 2021.

(c) The only transactions in the Class A Common Stock by the Reporting Persons during the last 60 days were the receipt by DS MED of shares as part of the Corporate Conversion in exchange for previously held Series B Common Units Units of the Company (reference is made to Item 3 above), as well as the purchase of 100,000 shares of Class A Common Stock by Mr. Soffer in the Issuer’s initial public offering on February 17, 2021 at the offering price of $10.00 per share, using personal funds.

(d) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021

By:	/s/ Donald M. Soffer
Name:	Donald M. Soffer

DS MED LLC

By:	/s/ Donald M. Soffer
Name:	Donald M. Soffer
Title:	Manager